

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Jie Weng
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor
New York, NY 10022

>   **Re: Aquaron Acquisition Corp.**
>   **Amendment No. 6 to Draft Registration Statement on Form S-1**
>   **Submitted March 16, 2022**
>   **CIK No. 0001861063**

Dear Mr. Weng:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

General

1.   We note that a majority of your officers and directors are located in China. Please provide a separate section in the Prospectus Summary, Summary Risk Factors and Risk Factors relating to enforceability of civil liabilities which discusses:

   • An investor's ability to effect service of process within the United States on directors and officers in China;
   • An investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based upon the civil liability provisions of the U.S. Federal securities laws;

- An investor's ability to enforce, in China, judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws; and
- An investor's ability to bring an <u>original</u> action in a Chinese court to enforce liabilities against directors and officers based upon the U.S. Federal securities laws.

If you provide this disclosure based on an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.

<u>Cover Page</u>

2. Please discuss the Accelerating Holding Foreign Companies Accountable Act on the Cover Page and in the Summary section. We note the discussion in the first paragraph on page 68.

3. In the fourth paragraph of the second Cover Page and the final section on page 8, discuss whether there are any restrictions on the transfer of cash between Chinese subsidiaries in the event that you complete a business combination in China.

4. Given the risks of doing business in the PRC, please revise the cover page to disclose that as a result of a majority of your executive officers and directors being located in or having significant ties to China, it may make you a less attractive partner to target companies outside the PRC than a non-PRC related SPAC. As a result, it could make it more likely for you to consummate a business combination with a company located in the PRC.

<u>Potential Approvals from the PRC Governmental Authorities for this Offering or a Business Combination, page 6</u>

5. In each subsection, indicate how you reached your conclusions or beliefs and whether you relied on the advice of counsel. If so, please name counsel and file the a consent of counsel as an exhibit.

   You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance